FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Item
1.	2018 Capital Program News Release

Item 1

North America’s Railroad

NEWS RELEASE

CN targeting record C$3.2 billion capital program in 2018

Investment up C$500 million compared to last year; plan includes new spending on capacity projects to add resiliency to network

MONTREAL, Jan. 23, 2018 — CN (TSX: CNR) (NYSE: CNI) today announced its planned C$3.2 billion capital program will focus on key capacity projects to meet growing freight demand and continued investment in infrastructure maintenance to enhance safety and efficiency.

“CN is investing more than ever before in the safety, efficiency and resiliency of our network,” said Luc Jobin, CN president and chief executive officer. “These record investments, a substantial portion of which will go to new capacity and growth projects, will improve our network fluidity, allowing us to deliver superior service to meet our customers’ growing freight volumes.”

For the third straight year, CN plans to invest approximately C$1.6 billion on track and railway infrastructure maintenance to support safe and efficient operations. The planned work includes the replacement of 2.1 million rail ties and more than 600 miles of rail, plus work on bridges and other general track maintenance.

Approximately C$400 million is expected to be spent on equipment, including the acquisition of new high horsepower locomotives. A further C$800 million is targeted towards initiatives to increase capacity and enable growth, such as track infrastructure expansion, investments in yards and in intermodal terminals; and on information technology to improve safety performance, operational efficiency and customer service.

More specifically, major capacity and equipment investments include:

•                  Sixty new GE locomotives, the first deliveries from a three-year order of 200 new units

•                  Double track and siding extensions in the West Coast to Chicago corridors

•                  Intermodal equipment and infrastructure in Toronto, Memphis, Tenn., Joliet, Ill., and other terminals

The Company plans to invest approximately C$400 million in 2018 on the implementation of Positive Train Control (PTC) along 3,500 route miles of its U.S. network. CN plans to invest a total of US$1.4 billion on PTC capital expenditures by 2020.

“CN’s growth continues to outpace the economy,” Jobin said. “With our 2018 capital program and ongoing hiring, we are focused on meeting the needs of our customers. We have confidence in the North American economy and in our ability to help our customers grow their businesses.”

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws.

By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy whose team of approximately 24,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 23, 2018	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel